SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Trans World Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 89336Q100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q10	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,939,703
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,939,703
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 31,097,822 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at November 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 3, 2007 filed with the Securities and Exchange Commission on December 13, 2007.

CUSIP No. 89336Q10	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,487,478[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,061,356[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,487,478[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,061,356[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,422,855[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,939,703 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 547,775 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,061,356 shares of Common Stock held by its investment advisory clients, 935,377 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 31,097,822 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at November 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 3, 2007 filed with the Securities and Exchange Commission on December 13, 2007.

CUSIP No. 89336Q10	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 186,125
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 95,135[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 186,125
PERSON WITH	10	SHARED DISPOSITIVE POWER 95,135[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

Based on 31,097,822 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at November 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 3, 2007 filed with the Securities and Exchange Commission on December 13, 2007.

CUSIP No. 89336Q10	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,673,603[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,156,491[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,673,603[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,156,491[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,704,115[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,939,703 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 547,775 shares held in managed accounts by its investment advisory clients. B. Riley & Co., LLC has sole voting and dispositive power over 186,125 shares of Common Stock. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,061,356 shares of Common Stock held by its investment advisory clients, 935,377 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock.  Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

Based on 31,097,822 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at November 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 3, 2007 filed with the Securities and Exchange Commission on December 13, 2007.

CUSIP No. 89336Q10	13D	Page 6

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On February 1, 2008, Mr. Higgins and RIM amended their non-binding letter of intent with respect to the acquisition of the Issuer to extend the term of the letter of intent to March 31, 2008.  The foregoing description of the amendment to the letter of intent is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5(c) is amended to add the following:

(c)

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions.  On January 23, 2008, January 24, 2008 and January 28, 2008, RIP sold to investment advisory clients 200,000, 500,429 and 246,346 shares at per share prices of $4.1, $4.04 and $4.27, respectively.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

RIM and Mr. Higgins amended their letter of intent.  The amendment is described in Item 4 above. The description of the amendment is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 7.

Material to be filed as Exhibits

Exhibit A Letter, dated February 1, 2008, from Robert J. Higgins to Riley Investment Management LLC

CUSIP No. 89336Q10	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Robert J. Higgins
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York  12203

February 1, 2008

Mr. Bryant Riley

Riley Investment Management LLC
11100 Santa Monica Boulevard, Suite 810
Los Angeles, California  90025

Re:

Reinstatement and Amendment of Letter of Intent – Possible Going
Private Transaction

Dear Bryant:

Reference is made to that certain letter of intent, date November 28, 2007 (the “Letter of Intent”), between us regarding a possible going private transaction in which we would jointly acquire all outstanding shares of the common stock, par value $0.01 per share, of Trans World Entertainment Corporation not owned by us or by other persons or entities who may participate with us.

This letter agreement (this “Amendment”) confirms our agreement to hereby (i) reinstate the Letter of Intent, which expired by its terms on January 27, 2008, and make it effective in accordance with its terms, as amended by this Amendment, and (ii) amend the section of the Letter of Intent titled “Term” by deleting it in its entirety and inserting the following in lieu thereof:

“Term

Except as otherwise specifically provided in this letter agreement, the obligations of Higgins and Riley under this Letter of Intent shall terminate at the earlier of March 31, 2008 and the date that definitive documentation in connection with the transactions contemplated hereby has been signed among Trans World, Venture LLC and/or the parties hereto and their respective affiliates.”

[Signatures on following page]

Please return a signed copy of this Amendment duly signed by you in order to indicate your acceptance of the foregoing.

Very truly yours,

/s/ Robert J. Higgins

Robert J. Higgins

Accepted and Agreed to on
February 1, 2008

Riley Investment Management LLC

By:/s/ Bryant Riley

      Name:  Bryant Riley
     Title:    Managing Member

[Signature Page to Amendment to LOI regarding Acquisition]